Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

Elizabeth A. Ising Direct: +1 202.955.8287 Fax: +1 202.530.9631 Eising@gibsondunn.com Client: 05417-00001

April 17, 2012

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	AOL Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 5, 2012
File No. 001-34419

Dear Ms. Duru:

On behalf of AOL Inc. (the “Company”), this letter responds to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated April 13, 2012, setting forth comments to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 5, 2012.

Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. Page references in our responses are to the revised Preliminary Proxy Statement (the “Proxy Statement”), which is being filed today on EDGAR.

General Information, page 1

Has the Company been notified that a stockholder intends to propose its own director nominees . . ., page 1

1. Please update the filing throughout to indicate that Starboard Value LP and its affiliates have filed a preliminary proxy statement indicating that they intend to nominate three director nominees.

The Company has revised the Proxy Statement to indicate throughout that Starboard Value LP and its affiliates (“Starboard”) have filed a preliminary proxy statement indicating that they intend to nominate “at least three” director nominees. We note to the Staff that in Starboard’s preliminary proxy statement (and in other communications it has made to date), Starboard has not affirmatively stated that it will nominate only three candidates.

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

April 17, 2012

What constitutes a quorum . . ., page 2

2. We note disclosure stating that brokers will have discretionary authority to vote shareholders’ shares on the proposal regarding the ratification of the independent registered auditors. It is our understanding that given the contested-nature of the election, current NYSE rules to not permit broker discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise or advise.

The Company has revised page 2 of the Proxy Statement to state that brokers will not have discretionary authority to vote on any of the proposals to be voted on at the 2012 Annual Meeting (the “Meeting”), including the proposal regarding the ratification of the independent registered accounting firm.

Item 1 – Election of Directors, page 6

3. Please provide a brief background discussion of the material contacts the company has had with Starboard Value LP and its affiliates leading up to the current proxy contest.

The Company has revised the Proxy Statement to include a section titled “Background of the Solicitation” on page 6, which reviews the material contacts the Company has had with Starboard leading up to the current proxy contest.

4. You have reserved the right to vote for unidentified substitute nominees. Please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The Company hereby confirms that, in the event it should lawfully identify or nominate substitute nominees before the Meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

April 17, 2012

5. Please supplement and clarify Mr. Armstrong’s biographical information and reference his business background and involvement with Patch Media Corporation. Refer to Item 401(e)(1) of Regulation S-K.

The Company notes that Mr. Armstrong co-founded and was an initial investor in Patch Media Corporation (“Patch”) in 2007. Mr. Armstrong was never employed by Patch, and thus Patch was not Mr. Armstrong’s principal occupation or employment at any time during the past five years, as set forth in Item 401(e)(1) of Regulation S-K. However, the Company has voluntarily added to Mr. Armstrong’s biographical information on page 8 references to Mr. Armstrong’s role as a co-founder and initial investor in Patch. For additional detail, please refer to the disclosure in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on February 25, 2011.

6. Please supplement and clarify Ms. Dykstra’s biographical information. For example, revise to clarify the gap in her employment between 2010 to the present period. Refer to Item 401(e)(1) of Regulation S-K.

The Company has revised page 9 of the Proxy Statement to clarify in Ms. Dykstra’s biographical information that Ms. Dykstra retired from her position as Chief Operating Officer and Chief Financial Officer of Plainfield Direct Inc. in 2010.

7. Please explain the basis for the Board’s current belief that a combined role of CEO and Chairman is best for the company and stockholders at this time. In this regard, please supplement your disclosure to elaborate on the specific factors, if any, the Board considered or will consider in its annual evaluation of this issue.

The Company’s Board of Directors (the “Board”) believes that the combined CEO and Chairman structure, when considered in the overall context of the Board’s policies and composition, fosters effective accountability and oversight of both management and strong, unified leadership. The Board evaluates its composition, structure, processes and effectiveness on an annual basis and is committed to maintaining and implementing policies that are in the best interests of the Company and its stockholders. In accordance with this policy, the Board will consider making changes to the current Board leadership structure should the need for such changes arise at a future date, and in evaluating the combined role of CEO and Chairman, the Board will continue to consider how to best achieve an appropriate balance of strong leadership of the Company and effective oversight of management.

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

April 17, 2012

As part of its evaluation of this issue, the Board considered the fact that it has appointed a Lead Independent Director with responsibilities that are substantially similar to many of the functions typically fulfilled by a board chairman, including presiding at executive sessions of independent directors and convening such sessions when necessary and appropriate, serving as the liaison between the Chairman and the independent directors, approving the agenda for Board meetings and being available for communication with the Company’s stockholders. In addition, the Board has noted that all of the members of the Board other than Mr. Armstrong are independent, and all of the members of each of the committees of the Board are independent, within the meaning of “independent” under New York Stock Exchange listing standards.

The Board has also considered that the combined role of CEO and Chairman promotes unified leadership and direction for the Company as it continues to execute its strategy to improve the Company’s growth trajectory and create meaningful stockholder value. Additionally, the Board believes that the current structure promotes effective decision-making by seeing that the Board’s agenda responds to the Company’s strategic opportunities and challenges and that the Board receives the information it needs to fulfill its responsibilities. The Board also considered that the combined role of CEO and Chairman allows one person to speak on behalf of the Company to its customers, employees and stockholders, and minimizes inefficiencies that might arise under a different structure as the Board and management respond to developments affecting the Company.

In response to the Staff’s comment, the Company has revised the Proxy Statement on page 20 to elaborate on the specific factors the Board considered in its annual evaluation of this issue.

Executive compensation, page 38

8. It appears that you have named only four executive officers including your chief executive officer, chief financial officer, chief technology officer and general counsel. Please tell us how you determined that the other individuals listed on the company’s website under “AOL Leadership Team,” including the Chief People Officer, are not executive officers within the definition of “executive officer” in Rule 405 under the Securities Act and Rule 402(a)(3) of Regulation S-K. Rule 405 defines an executive officer as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the company. Please advise.

The Company notes that while it has several individuals with titles that may suggest they are “executive officers,” the Company disagrees that any such individuals actually are “executive officers” for purposes of Rule 405 of the Securities Act of 1933, as amended, and Rule 3b-7 of the Securities Exchange Act of 1934, as amended. The Board, in the exercise of its business judgment, annually considers and designates which members of the Leadership Team qualify as an “executive officer” within the meaning of Rule 405 and Rule 3b-7. While the Rules include in the definition of “executive officer” those officers who are in charge of a principal business unit, division or function or perform a significant policy-making function, the Company submits that in 2011 none of the other AOL Leadership Team members was in charge of any principal business unit, division or function or performed a significant policy-making function for the Company. In making its analysis, the Board looks at function and responsibilities, as opposed to titles. Further, the Company does not have any separate principal business units, divisions or functions; rather, the Company effectively operates as one single business unit, all under the specific determination and direction of the Chief Executive Officer. As such, we are comfortable that there were only four executive officers of the Company in 2011, and so disclosed under Item 402(a)(3).

With respect to Mr. Reid-Dodick, he became the Company’s Chief People Officer in December 2011. Following his orientation and introduction to the Company, the Board determined in February 2012 that Mr. Reid-Dodick would perform a policy making function at the Company, and therefore, should be considered an executive officer of the Company. Thus, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 24, 2012, lists Mr. Reid-Dodick as an executive officer of the Company.

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

April 17, 2012

Proxy Solicitation, page 79

9. It appears that you intend to solicit proxies by mail, telephone, facsimile and other electronic means. Consistent with Item 4(b)(1) of Schedule 14A, please clarify all other means, inclusive of the Internet, press releases and/or electronic means that will be used to solicit proxies. See our comments below.

The Company has revised page 80 of the Proxy Statement to clarify all other means, inclusive of the Internet, press releases and/or electronic means, that will be used to solicit proxies.

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

April 17, 2012

10. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Company confirms that it will file all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, under the cover of Schedule 14A no later than the date of first use.

11. Further to our comments above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

The Company advises the Staff that it does not plan to solicit proxies via internet chat rooms.

Annex C

12. Please include information as of the most reasonable practicable date. For example, as may be appropriate, revise to update information required by Item 5(b)(iv) of Schedule 14A.

The Company intends to update the Definitive Proxy Statement accordingly so that the information in the Share Ownership Information table and in Annex C is as of April 19, 2012. The Company intends to file with the Commission and begin distribution of the Definitive Proxy Statement on April 25, 2012.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Mellissa Campbell Duru

Office of Mergers and Acquisitions

Division of Corporation Finance

April 17, 2012

Please do not hesitate to contact the undersigned at the number listed above with any questions.

Sincerely,

/s/ Elizabeth A. Ising
Elizabeth A. Ising, Esq.

cc:	Damien Atkins, Esq., AOL Inc.
Brian J. Lane, Esq., Gibson, Dunn & Crutcher LLP